Joint Filer Information

1.	Name:	Brian J. Stark
2.	Address:	c/o SF Capital Partners Ltd. 3600 South Lake Drive St. Francis, WI 53235
3.	Designated Filer:	Michael A. Roth
4.	Issuer & Ticker Symbol:	Uroplasty, Inc. (UPI)
5.	Dates of Events Requiring Statement:	September 13, 2006

/s/ Brian J. Stark	03/07/07
Brian J. Stark	Date